INTER&CO, INC.

NOTICE OF RELEVANT EQUITY PURCHASE

INTER & CO, INC. (NASDAQ: INTR; B3: INBR32) ("Inter&Co" or “Company”) hereby announces that it was informed by Squadra Investimentos Gestão de Recursos Ltda. (“Squadra”), enrolled with the CNPJ/ME under the No. 09.267.871/0001-40, and Squadra Investments Gestão de Recursos Ltda. (“Squadra”), enrolled with the CNPJ/ME under the No. 09.278.157/0001-58, both with head office at Avenida Borges de Medeiros 633, suite 604, City and State of Rio de Janeiro, that the funds and non-resident investors under their management (“Investors”) now hold, in aggregate, 14,912,117 securities issued by Inter&Co of which 499,948 are Class A Common Shares (INTR) and 14,412,169 are Brazilian Depositary Receipts (INBR32), representing approximately 5.24% of the total amount of Class A Common Shares issued by Inter&Co.

According to Squadra, 1,318,724 of the abovementioned BDRs were transferred on loan agreements and 315,989 BDRs are sold. Investors also hold economic exposure through cash-settled derivative instruments, with no voting rights, backed on 8,800,000 Class A Common Shares issued by Inter&Co., equivalent to 3.09% of the total amount of Class A Common Shares issued by Inter&Co.

Squadra mentioned that the acquisition of the securities is not aimed at changing the control or management structure of Inter&Co.

SANTIAGO HORACIO STEL
Senior Vice President of Finance and Risks